Exhibit 8.1

PRINCIPAL SUBSIDIARIES, CONSOLIDATED AFFILIATED ENTITY AND SUBSIDIARY OF
CONSOLIDATED AFFILIATED ENTITY OF THE REGISTRANT

Subsidiaries:	Place of Incorporation
Easy Skills Technology Limited	Hong Kong
Skillful Craftsman Network Technology (Wuxi) Co., Limited	PRC

Consolidated Affiliated Entity:
Wuxi Kingway Technology Co., Ltd.	PRC

Subsidiary of Consolidated Affiliated Entity:
Shenzhen Qianhai Jisen Information Technology Ltd.	PRC